Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 25 DATED JANUARY 2, 2015
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 12 dated September 10, 2014, supplement no. 22 dated December 11, 2014, supplement no. 23 dated December 16, 2014 and supplement no. 24 dated December 24, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 211,170 rentable square feet in Arlington, Virginia.
Acquisition of Real Estate
3003 Washington Boulevard
On December 30, 2014, we, through an indirect wholly owned subsidiary (the “Buyer”), acquired 100% of the Class A voting units (the “Units”) of Clarendon Owners, LLC (“Clarendon”). Clarendon is a single asset real estate investment trust and is the fee owner and ground lessee of an office property containing 211,170 rentable square feet located in Arlington, Virginia (“3003 Washington Boulevard”). The seller of the Units is not affiliated with us or our advisor. Subsequent to our acquisition of the Units, 125 Class B units of Clarendon remained outstanding and were redeemable by us for $1,000 plus accrued and unpaid dividends as of the redemption date per unit. We intend to redeem all 125 Class B units in January 2015.
The purchase price of the Units was $146.8 million plus closing costs.  We funded the purchase of the Units with proceeds from the 3003 Washington Boulevard Mortgage Loan (discussed below) and proceeds from this offering. Subsequent to our acquisition of the Units, Clarendon acquired the land on which 3003 Washington Boulevard was built from the third-party, unaffiliated ground lessor for $9.6 million and terminated the ground lease. Thus, our total acquisition cost for Units and the land, when taking into account certain amounts credited to us at closing by the seller of the Units, was $149.1 million plus closing costs. We funded the purchase of the land with proceeds from the 3003 Washington Boulevard Mortgage Loan and proceeds from this offering.
3003 Washington was completed in 2014. As of December 30, 2014, 3003 Washington Boulevard was approximately 95% leased to 9 tenants with a weighted-average remaining lease term of 13.3 years.
Related Financing of 3003 Washington Boulevard
On December 30, 2014, in connection with the acquisition of 3003 Washington Boulevard, the Buyer and its indirect owned subsidiary that is the fee owner of 3003 Washington Boulevard, KBSIII 3003 Washington, LLC (“KBSIII 3003” and, together with the Buyer, the “Borrowers”), entered into a mortgage loan with two unaffiliated lenders for borrowings of up to $90.5 million, secured by 3003 Washington Boulevard (the “3003 Washington Boulevard Mortgage Loan”). In addition, the Buyer executed a pledge agreement, pledging its interests in Clarendon (the sole member of the KBSIII 3003), as additional security for the loan. In addition, in or around January 2015, (1) Clarendon will be dissolved and will distribute its member interest in KBSIII 3003 to the Buyer; and (2) the Buyer will become the 100% member of KBSIII 3003 and will sign a new pledge agreement, pledging its interests in the KBSIII 3003 as additional security for the loan.
At closing, $89.0 million of the loan was funded and the remaining $1.5 million was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The 3003 Washington Boulevard Mortgage Loan matures on February 1, 2020. The 3003 Washington Boulevard Mortgage Loan bears interest at a floating rate of 155 basis points over one-month LIBOR and monthly payments are interest-only. The Borrowers have the right to repay the loan in part and in whole at any time subject, in certain circumstances, to certain fees, expenses and conditions, all as described in the loan documents.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty, in connection with the 3003 Washington Boulevard Mortgage Loan, of the payment of certain potential costs, expenses, losses, damages, penalties, claims or other obligations incurred or suffered by the lenders as a result of certain intentional actions committed by REIT Properties III, the Borrowers and/or any of their affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 3003 Washington Boulevard Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Borrowers, as described in the guaranty of recourse carveouts.

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